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PRESS RELEASE                                                 NOVEMBER 9, 1999


TOSLI ACQUISITION B.V. SUCCESSFULLY COMPLETES TENDER OFFER FOR COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A. - BOLIVIAN POWER COMPANY LIMITED


New York, New York - November 9, 1999. Today, Compania Boliviana de Energia Electrica S.A. - Bolivian Power Company Limited (the "Company") announced that the tender offer of Tosli Acquisition B.V. for all outstanding shares of the Company's common stock expired at 12:00 Midnight, New York City time, on Monday, November 8, 1999.

As of the expiration of the Offer, based on a preliminary count from the Depositary for the tender offer, U.S. Bank Trust National Association, approximately 89,566 outstanding shares of the Company were tendered, and accepted for payment. These tendered shares represent approximately 2.13% percent of the outstanding shares of the common stock of the Company, or 109 registered holders.

The Company, whose Shares are not listed on a national securities exchange and whose Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), intends to terminate such registration. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Securities and Exchange Commission, if there are fewer than 300 record holders of the Shares. Based on a preliminary count from the Depositary for the tender offer, the number of remaining record holders, after taking into account the Shares tendered and accepted pursuant to the tender offer, is approximately 265.